[Speedemissions, Inc. Letterhead]

October 15, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Speedemissions, Inc.
Form RW (File No. 333-127814)
Filed October 15, 2007

Ladies and Gentlemen:

Speedemissions, Inc. has elected to withdraw the above-referenced Registration Statement.

If you have any questions regarding this application for withdrawal, please contact Bruce Parsons of Burr & Forman LLP, at (205) 458-5303.

Thank you for your time and attention to this matter.

Very truly yours,

Richard A. Parlontieri

Richard A. Parlontieri

President